Exhibit 99.1

ELBIT IMAGING ANNOUNCES COMPLETION OF THE FIRST STAGE FOR THE SALE OF UP TO 50% OF THE SHARE CAPITAL OF ELBIT MEDICAL LTD.

Tel Aviv, Israel, September 6, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, further to its press release dated August 8, 2018, (regarding signing a Share Purchase Agreement ("SPA") with an SPC related to the Exigent Capital Group ("SPC") for the sale of between 11,574,146 ordinary shares of Elbit Medical Technologies Ltd. ("Elbit Medical") and 115,741,467 ordinary shares of Elbit Medical for a price per share of NIS 0.96) that it has completed the first stage of the transaction and sold 11,574,146 shares of Elbit Medical (5% of Elbit Medical's outstanding share capital) for a total consideration of NIS 11.1 million (approximately USD 3.1 million).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com